                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                        TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                           HUDSON TECHNOLOGIES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $ .01 per share
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                         (Title of Class of Securities)

                                   444144109
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                                 (CUSIP Number)

                             Richard D. Waters, Jr.
                         c/o J.P. Morgan Partners, LLC
                    1221 Avenue of the Americas, 40th Floor
                               New York, NY 10020
                                 (212) 899-3400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 12, 2003
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                               (Page 1 of 6 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  444144109                 13D                      Page 2 of 6 Pages
---------- --------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FLEMING US DISCOVERY FUND III, L.P.
---------- --------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /x/
                                                                        (b)
---------- --------------------------------------------------------------------

   3       SEC USE ONLY
---------- --------------------------------------------------------------------

   4       SOURCE OF FUNDS*

                    WC
---------- --------------------------------------------------------------------

   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        / /
---------- --------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
-------------------- ------- --------------------------------------------------

                       7     SOLE VOTING POWER

    NUMBER OF                         4,413,110
     SHARES
  BENEFICIALLY       ------- --------------------------------------------------
    OWNED BY
      EACH             8     SHARED VOTING POWER*
    REPORTING
  PERSON WITH                         0
                     ------- --------------------------------------------------

                       9     SOLE DISPOSITIVE POWER

                                      4,413,110

                     ------- --------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                                      0
---------- --------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    SEE ITEM 5 OF ATTACHED SCHEDULE
---------- --------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 / /

---------- --------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    SEE ITEM 5 OF ATTACHED SCHEDULE
---------- --------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

                    PN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------

USIP No. 444144109                   13D                     Page 3 of 6 Pages
---------- --------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
---------- --------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /x/
                                                                      (b)
---------- --------------------------------------------------------------------

   3       SEC USE ONLY
---------- --------------------------------------------------------------------

   4       SOURCE OF FUNDS*

                    WC
---------- --------------------------------------------------------------------

   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       / /
---------- --------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    BERMUDA
-------------------- ------- -------------------------------------------------

                       7     SOLE VOTING POWER

                                      707,448
     NUMBER OF        ------- -------------------------------------------------
      SHARES
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                         0
       EACH           ------- -------------------------------------------------
     REPORTING
   PERSON WITH         9     SOLE DISPOSITIVE POWER

                                      707,448
                     ------- -------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                                      0
---------- --------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    SEE ITEM 5 OF ATTACHED SCHEDULE
---------- --------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 / /

---------- --------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    SEE ITEM 5 OF ATTACHED SCHEDULE
---------- --------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

                    PN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 3 to the Statement on Schedule 13D originally filed on April 9, 1999, as amended by Amendment No. 1 thereto filed on February 14, 2001 and Amendment No. 2 thereto filed on June 25, 2003 (as so amended, the "Statement") with respect to the common stock, $.01 par value per share (the "Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Issuer") supplements Item 6 to reflect the agreement by the Reporting Persons to waive certain rights with respect to the Convertible Notes, the Additional Convertible Notes, the Exchange Notes (collectively referred to as the "Fleming Convertible Notes"), the Series A Preferred Stock and certain registration rights held by the Reporting Persons.

Item 1.  Security and Issuer

The address of the Issuer's principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in Amendment No. 1, Amendment No. 2 and this Amendment No. 3. Responses to each item below are incorporated by reference into each other item, as applicable. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


Reference is made to Issuer's registration statement on Amendment No. 4 to Form SB-2 (the "Registration Statement") filed with the Securities and Exchange Commission on September 12, 2003, in connection with the offering of shares of Common Stock of the Issuer (the "Offering"). As further described in the Registration Statement, the US Fund and the Offshore Fund (collectively, the "Fleming Funds") have indicated their intention that if the gross proceeds from the shares sold by the Issuer for cash in the Offering to Issuer's stockholders and other investors (other than the Fleming Funds) together with the amount of principal and accrued interest due on the outstanding $1,660,000 principal amount of Fleming Convertible Notes that will be converted to common stock in connection with the offering, is less than $2,575,000, the Fleming Funds will acquire from the shares being offered to the public that number of shares (not to exceed an aggregate of $925,000) necessary for the Issuer to reach the $2,575,000 level. Included in this amount to be acquired by the Fleming Funds is the loan from the Fleming Funds to the Issuer in the principal amount of $575,000 for which the Issuer may use shares available under the Registration Statement after the expiration of the Offering period to repay the principal and any accrued and unpaid interest of such loan. In addition, the Fleming Funds may, but are not required to, purchase from the shares being offered to the public additional shares in excess of the amount described in the foregoing sentence.

Fleming Convertible Notes
The Fleming Funds have indicated their intention to modify the terms of the Fleming Convertible Notes, under the circumstances described herein, such that if (A) the gross proceeds from the shares sold by the Issuer for cash in the Offering to the Issuer's stockholders and other investors (other than the Fleming Funds, and not including the amount of principal and accrued interest due on the approximately $1,660,000 outstanding principal amount of Convertible Notes that may be converted to common stock in connection with the Offering), is at least $1,000,000 and (B) the then effective conversion rate of the Fleming Convertible Notes is less than the $1.10 subscription price of the Offering (the "Subscription Price"), then the conversion rate of the Fleming Convertible Notes shall be equal to the Subscription Price. In accordance with the existing terms of the Fleming Convertible Notes, in the event that the then-effective conversion rate of the Convertible Notes is greater than the Subscription Price, the conversion rate of the Fleming Convertible Notes and the Convertible Notes held by other investors shall be equal to the Subscription Price (and such terms shall remain in place).

Further, the terms of the Convertible Notes (including the Fleming Convertible Notes) provide that the holder of the Convertible Notes would have the right to determine, to the extent that securities are available for purchase in the Offering, (which such offering, when aggregating the outstanding principal and accrued interest of the Convertible Notes and all additional proceeds from new investors, equals not less than $2,000,000 (the "Equity Offering"), whether (i) to apply the outstanding principal and interest, if any, of the Convertible Notes to the purchase of the securities in the Equity Offering or (ii) to convert the same into conversion shares at the then-effective conversion rate. However, upon the request of the Securities and Exchange Commission, the Issuer agreed that it would not use registered shares in the Equity Offering to repay the Convertible Notes, and the holders of the Convertible Notes would receive only restricted securities upon conversion of the Convertible Notes at the then-effective conversion rate.

The Issuer has indicated its intention to grant holders of Convertible Notes certain future registration rights satisfactory to the Issuer.

Series A Preferred Stock
In December 2002 (as described in Amendment No. 2 to this Schedule 13D), the Fleming Funds agreed to waive their rights to an immediate downward adjustment of the then effective $2.375 conversion price of the Series A Preferred Stock in connection with the issuance of the Convertible Notes; however, any subsequent conversion of the Convertible Notes will result in a downward adjustment of the conversion price of the Series A Preferred Stock to equal the then effective conversion rate at which the Convertible Notes convert. Consequently, upon conversion of certain of the Convertible Notes at the $.79 per share conversion rate, the anti-dilution provisions of the Series A Preferred Stock will cause the conversion price of the Series A Preferred Stock to adjust downward to a conversion price of $.79 per share. In accordance with the terms of the Series A Preferred Stock, the Fleming Funds have the right (but not the obligation) to convert any or all shares of Series A Preferred Stock into the Issuer's common stock.

The Fleming Funds have indicated their intention to modify the terms of the Series A Preferred Stock held by the Fleming Funds, under the circumstances described below, such that:

         (1) If (A) the gross proceeds from the shares sold by the Issuer for cash in the Offering to the Issuer's stockholders and other investors (other than the Fleming Funds, and not including the amount of principal and accrued interest due on the approximately $1,660,000 outstanding principal amount of Convertible Notes that may be converted to common stock in connection with the offering), is at least $1,000,000 and (B) the then effective conversion price of the Series A Preferred Stock is less than the Subscription Price, then the conversion price of the Series A Preferred Stock shall be equal to the Subscription Price. As described above, in accordance with the existing terms of the Series A Preferred Stock, in the event that the conversion price of the Series A Preferred Stock is greater than the Subscription Price, then the conversion price of the Series A Preferred Stock shall be equal to the Subscription Price, and

         (2) If the gross proceeds from the shares sold by the Issuer for cash in the offering to the Issuer's stockholders and other investors (other than the Fleming Funds, and not including the amount of principal and accrued interest due on the approximately $1,660,000 outstanding principal amount of Convertible Notes that may be converted to common stock in connection with the Offering), is more than $4,000,000, then the Fleming Funds will convert all of the outstanding shares of Series A Preferred Stock into restricted common stock, at the conversion price described in the foregoing paragraph (1).

Warrants
In accordance with the terms of the Convertible Notes the issuer is obligated to issue common stock purchase warrants to the holders of Convertible Notes upon the earlier of the first anniversary of the respective date of issuance of the Convertible Notes or the consummation of a public equity offering which, when aggregating the outstanding principal and accrued interest of the Convertible Notes and all additional proceeds from new investors, equals gross proceeds of not less than $2,000,000. Consequently upon the consummation of the Offering for such gross proceeds the Issuer will be required to issue common stock purchase warrants to the holders of the Convertible Notes which warrants will be exercisable to purchase an amount of shares of the Issuer's common stock equal to 10% of the number of shares of common stock into which the Convertible Notes were convertible at the time of their issuance. Pursuant to the terms of the Convertible Notes, the warrants will have an exercise price equal to 110% of the lesser of (i) the conversion rate of the Convertible Notes on the date of their issuance or (ii) the conversion rate of the Convertible Notes on the date of the issuance of the warrants. The Fleming Funds have agreed that if the conversion price of their Convertible Notes is increased to equal the Subscription Price as a result of the Issuer's receipt of at least $1,000,000 of gross cash proceeds from the sale of shares to our stockholders and other investors in the Offering (other than the Fleming Funds, and not including the amount of principal and accrued interest due on the approximately $1,660,000 outstanding principal amount of Convertible Notes that may be converted into common stock in connection with the offering), then the exercise price on any warrants they receive, to the extent such exercise price is lower than the Subscription Price, will be raised to equal the Subscription Price. Furthermore, in the event that the exercise price of the warrants is increased to equal the Subscription Price, but the exercise price of warrants issued to any other holder(s) of Convertible Notes is lower than the Subscription Price, the Fleming Funds have agreed to waive their right in this instance to decrease the conversion rate of their Convertible Notes and the conversion price of their Series A Preferred Stock to such lower price.

Other Waivers
In addition, the Fleming Funds have agreed to waive their "piggyback" registration rights with respect to the registration of the shares of common stock underlying the Series A Preferred Stock in the Offering, which waiver does not in any way limit the registration rights of the Fleming Funds in any other offering or as otherwise permitted under the registration rights agreement entered into between the Issuer and the Fleming Funds at the time of their purchase of the Series A Preferred Stock.

In addition, as part of the Offering process, upon the request of the Issuer, the Fleming Funds have affirmed that for a period of six months from the date of the Registration Statement they will not take any action that would cause the Issuer to engage in a going private transaction.


Item 7.  Materials to Be Filed as Exhibits

         The following additional material is filed as an Exhibit to this Amendment No. 3:

         Exhibit 1 -  Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 15, 2003

                    FLEMING US DISCOVERY FUND III, L.P.

                    By: Fleming US Discovery Partners, L.P., its general partner
                        By: Fleming US Discovery, LLC, its general partner

                            By: /s/ Richard D. Waters, Jr.
                                -----------------------------------
                                  Richard D. Waters, Jr., Manager


                    FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

                    By: Fleming US Discovery Partners, L.P, its general partner
                        By: Fleming US Discovery, LLC, its general partner

                            By: /s/ Richard D. Waters, Jr.
                                -----------------------------------
                                  Richard D. Waters, Jr., Manager